Exhibit 99.1

May 10, 2018

Globant Reports 2018 First Quarter Financial Results

Growth Journey Continues With Robust Operating Performance

Luxembourg / May 10, 2018 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2018.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First quarter 2018 highlights

●	Revenues increased to a record $119.7 million, representing 34.9% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $46.8 million (39.1% Non-IFRS Adjusted Gross Profit Margin), an increase of $12.2 million compared to $34.6 million for the first quarter of 2017 (39.0% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $13.9 million (11.6% Non-IFRS Adjusted Net Income Margin), compared to a profit of $8.9 million for the first quarter of 2017 (10.0% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.38 per share (based on an average of 36.5 million diluted shares), compared to Non-IFRS Adjusted Diluted EPS of $0.25 for the first quarter of 2017 (based on an average of 35.6 million diluted shares).

“I am very pleased with our first quarter results. Our revenues for the quarter amounted to $119.7 million, representing an outstanding 34.9% year-over-year growth. This solid growth in revenue was driven by both our top 10 and our non-top 10 accounts, which increased by 37.3% and 33.0% respectively, compared to the first quarter of 2017,” explained Martín Migoya, Globant’s CEO and co-founder.

“We believe that most organizations are facing significant changes in user expectations and, in order to address this shift, many companies are modifying their business model to align with the new digital and cognitive paradigm. These organizations want a partner that can help them embrace this transformation with the latest technologies and merge engineering, innovation and design at scale. We believe that our market approach with our Studios and our 50-Squared model positions us as a leader in this area and makes us an ideal partner for companies facing these transformations,” added Martín Migoya.

“During this quarter we continued to deliver strong revenue growth and solid EPS. We believe that our solid business momentum positions us to achieve our full year targets. We will continue to focus on diversifying our talent base across the regions, managing our SG&A carefully while investing in cutting-edge technologies and training for the long term,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the first quarter with 6,940 Globers, 6,462 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the first quarter was as follows: 78.6% from North America (top country: US), 13.8% from Latin America and others (top country: Argentina) and 7.6% from Europe (top country: Spain). 85.5% of Globant’s revenue for the first quarter was denominated in US dollars, and the remaining 14.5% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the last twelve months ended March 31, 2018, Globant served 348 customers, 89 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 11.1%, 31.3% and 44.5% of first quarter revenues, respectively.

Cash and cash equivalents and investments as of March 31, 2018 amounted to $45.0 million, while current assets amounted to $156.3 million, accounting for 43.3% of total assets for the same period. Finally, as of March 31, 2018, 35.7 million common shares were issued and outstanding.

2018 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2018:

●	Second quarter 2018 Revenues are estimated to be between $124-$126 million, implying 25.5% year-over-year growth at the midpoint of the range.
●	Second quarter 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.36-$0.40 (assuming an average of 36.9 million diluted shares outstanding during the second quarter).
●	Fiscal year 2018 Revenues are estimated to be in the range of $502-$510 million, implying 22.4% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.56-$1.64 (assuming an average of 37.0 million diluted shares outstanding during 2018).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q1 2018 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company where innovation, design and engineering meet scale. We use some of the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 6,900 professionals in 12 countries working for companies like Google, LinkedIn, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of tax credits and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of March 31, 2018 and December 31, 2017 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2018 and 2017, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of tax credits and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017

Revenues	119,712	88,742
Cost of revenues	(74,543)	(55,494)
Gross profit	45,169	33,248

Selling, general and administrative expenses	(31,199)	(24,255)
Net impairment (losses) gain on financial assets	(11)	360
Profit from operations	13,959	9,353

Finance income	2,353	2,085
Finance (expense) gain, net	(3,244)	(2,135)
Finance expense, net	(891)	(50)

Other income, net	14	1,728
Profit before income tax	13,082	11,031

Income tax	(2,941)	(2,175)
Net income for the period	10,141	8,856

Other comprehensive income, net of income tax effects Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	171	160
- Net fair value loss on available-for-sale financial assets	(6)	7
Total comprehensive income for the period	10,306	9,023

Net income attributable to:
Owners of the Company	10,170	8,867
Non-controlling interest	(29)	(11)
Net income for the period	10,141	8,856

Total comprehensive income for the period attributable to:
Owners of the Company	10,335	9,034
Non-controlling interest	(29)	(11)
Total comprehensive income for the period	10,306	9,023

Earnings per share
Basic	0.29	0.26
Diluted	0.28	0.25

Weighted average of outstanding shares (in thousands)
Basic	35,430	34,682
Diluted	36,547	35,583

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	35,589	52,525
Investments	9,450	8,147
Trade receivables	91,324	80,078
Other receivables	19,130	14,357
Other financial assets	800	873
Total current assets	156,293	155,980

Non-current assets
Other receivables	32,663	31,736
Deferred tax assets	15,247	13,186
Investment in associates	1,550	1,550
Other financial assets	555	555
Property and equipment	43,764	43,879
Intangible assets	11,863	11,365
Goodwill	98,743	98,926
Total non-current assets	204,385	201,197
TOTAL ASSETS	360,678	357,177

LIABILITIES
Current liabilities
Trade payables	7,182	11,640
Payroll and social security taxes payable	36,999	40,472
Borrowings	6,007	6,011
Other financial liabilities	7,818	10,664
Tax liabilities	7,068	5,253
Other liabilities	138	20
Total current liabilities	65,212	74,060

Non-current liabilities
Other financial liabilities	12,735	18,574
Provisions for contingencies	1,358	1,179
Total non-current liabilities	14,093	19,753
TOTAL LIABILITIES	79,305	93,813

Capital and reserves
Issued and paid-in capital	42,852	42,271
Additional paid-in capital	93,849	86,728
Other reserves	(1,088)	(1,253)
Retained earnings	145,828	135,658
Total equity attributable to owners of the Company	281,441	263,404
Non-controlling interests	(68)	(40)
Total equity	281,373	263,364
TOTAL EQUITY AND LIABILITIES	360,678	357,177

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017

Reconciliation of adjusted gross profit
Gross Profit	45,169	33,248
Depreciation and amortization expense	993	1,102
Share-based compensation expense	661	278
Adjusted gross profit	46,823	34,628
Adjusted gross profit margin	39.1%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(31,199)	(24,255)
Depreciation and amortization expense	3,512	2,596
Share-based compensation expense	2,208	599
Acquisition-related charges (a)	558	287
Adjusted selling, general and administrative expenses	(24,921)	(20,773)
Adjusted selling, general and administrative expenses as % of revenues	(20.8)%	(23.4)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	13,959	9,353
Share-based compensation expense	2,869	877
Acquisition-related charges (a)	750	665
Adjusted Profit from Operations	17,578	10,895
Adjusted Profit from Operations margin	14.7%	12.3%

Reconciliation of Net income for the period
Net income for the period	10,141	8,856
Share-based compensation expense	2,869	877
Acquisition-related charges (a)	882	(837)
Adjusted Net income	13,892	8,896
Adjusted Net income margin	11.6%	10.0%

Calculation of Adjusted Diluted EPS
Adjusted Net income	13,892	8,896
Diluted shares	36,547	35,583
Adjusted Diluted EPS	0.38	0.25

Notes:

(a) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018

Total Employees	5,855	6,223	6,397	6,753	6,940
IT Professionals	5,421	5,772	5,925	6,279	6,462

North America Revenue %	78.9	78.5	79.1	78.6	78.6
Latin America and Others Revenue %	9.9	9.2	13.3	14.6	13.8
Europe Revenue %	11.2	12.3	7.6	6.8	7.6

USD Revenue %	88.6	87.6	85.4	82.5	85.5
Other Currencies Revenue %	11.4	12.4	14.6	17.5	14.5

Top Customer %	9.7	10.1	10.3	10.4	11.1
Top 5 Customers %	31.1	31.6	26.8	28.5	31.3
Top 10 Customers %	43.7	43.9	40.7	43.2	44.5

Customers Served (Last Twelve Months)	336	331	346	356	348
Customers with >$1M in Revenue (Last Twelve Months)	67	76	78	82	89

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant